FORM 3
OMB Approval
OMB Number 3235-0104
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

     INITIAL  STATEMENT OF BENEFICIAL  OWNERSHIP OF SECURITIES Filed pursuant to
Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. See Instructions
_X_  Form 3 Holdings Reported
___  Form 4 Transaction

1. Name and Address of Reporting Person:                         Andres Fernandez
                                                                 3545 NW 71st Street
                                                                 Miami, FL 33147
2. Date of Event Requiring Statement:                            September 29, 2001
3. IRS or SSN of Reporting Person (Voluntary):
4. Issuer Name and Ticker or Trading Symbol:                     American Ammunition, Inc.
                                                                   "AAMI"
5. Relation of Reporting Person to Issuer                        X Director
                                                                 X 10% owner
                                                                 X Officer (Title):  President and
                                                                                     Chief Executive Officer
                                                                 _ Other (Specify)
6. If Amendment, Date of Original:                               N/A
7.    X Filed by One Reporting Person.
      _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                                       Common Stock        Series A Convertible
                                                                                Preferred Stock
2. Amount of Securities Beneficially Owned:                 4,281,900           1,510,720
3. Ownership Form;  Direct (D) or Indirect (I):             D                   D
4. Nature of Indirect Beneficial Ownership:                 N/A                 N/A

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Derivative Security:                                N/A
2. Date Exercisable and Expiration Date:
3. Title and Amount of Underlying Securities:
4. Conversion or Exercise Price of Derivative    Securities:
5. Ownership of Derivative Securities;   Direct (D) or Indirect (I):
6. Nature of Indirect Beneficial Ownership:


EXPLANATION OF RESPONSES:








/s/ Andres Fernandez                       Date:11/28/2001
------------------------------
Andres Fernandez

**Signature of Reporting Person
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).